

October 21, 2010

Robert F. Apple
Chief Financial Officer
Antares Pharma, Inc.
250 Phillips Blvd, Suite 290
Ewing, New Jersey 08618

      Re: **Antares Pharma, Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 24, 2010
              File No. 001-32302

Dear Mr. Apple:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief